Exhibit 99.13

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Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

2007 Annual report and 2008 Annual general meeting

14 March 2008

Rio Tinto has today posted the following documents on its web site at
http://www.riotinto.com/investors/reports.asp :

•	2007 Annual report;
•	2007 Full financial statements;
•	2007 Summary financial statements; and
•	2008 Notices of Annual general meetings

Rio Tinto plc has also today submitted these documents to the UK Listing Authority and they will shortly be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Rio Tinto plc will hold its 2008 Annual general meeting in London on 17 April 2008 and Rio Tinto Limited will hold its 2008 Annual general meeting in Brisbane, on 24 April 2008.

Rio Tinto will announce when its 2007 Annual report on Form 20-F has been filed with the United States Securities and Exchange Commission.

American Depositary Receipt holders can view Rio Tinto’s 2007 Annual report and Full financial statements, Rio Tinto plc’s 2008 Notice of meeting and, when filed, the 2007 Annual report on Form 20-F on the Rio Tinto web site at http://www.riotinto.com/investors/ADRs.

Hardcopies of these documents can be obtained free of charge on request from the company secretaries, whose contact details are as follows:

The Company Secretary	The Company Secretary
Rio Tinto plc	Rio Tinto Limited
5 Aldermanbury Square	120 Collins Street
London EC2V 7HR	Melbourne, 3000
United Kingdom	Australia

This announcement is made in line with the UK Listing Authority’s Listing Rules, LR 9.6.3(1)

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

For further information, please contact:

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7753 2326	Office:+ 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751
Email: questions@riotinto.com

Websites: www.riotinto.com www.riotinto.com/riotintoalcan